Exhibit 4.32

[***] INDICATES CONFIDENTIAL PORTION HAS BEEN OMITTED PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT AND HAS BEEN FILED SEPARATELY WITH THE COMMISSION

SALE AND PURCHASE AGREEMENT

DATE: October 2016, (the “Agreement Date”)

PARTIES:

(A)	Karo Pharma AB, Nybrokajen 7, 111 48 Stockholm, Sweden, a company incorporated in Sweden with registered number 556309-3359, (the “Seller”); and

(B)	Oasmia Pharmaceutical AB, Vallongatan 1, 752 28 Uppsala, Sweden, a company incorporated in Sweden with registered number 556332-6676, (the “Buyer”),

(each a “Party” and together, the “Parties”).

1.	DEFINITIONS

“Affiliate” means, with respect to a Party, any company or other entity that directly or indirectly controls, is controlled by, or is under common control with that Party. For the purpose of this definition, “control” shall mean direct or indirect ownership of fifty percent (50%) or more of the shares of stock entitled to vote for the election of directors, in the case of a corporation, or fifty percent (50%) or more of the equity interest in the case of any other type of legal entity, or status as a general partner in any partnership, or any other arrangement whereby the entity controls or has the right to control the board of directors or equivalent governing body or the ability to cause the direction of the management or policies of such other entity.

“Assets” means the Know How and the Transferring Intellectual Property;

“Closing” means completion of the sale and purchase of the Assets in accordance with clause Fel! Hittar inte referenskälla.3.2;

“Consideration” means the consideration set forth in clause 2.3;

“Encumbrance” means any mortgage, charge, pledge, assignment, security interest, title retention or other security agreement or arrangement;

“Field” means use for the treatment of Cancer.

“Know-How” means all existing and available medical and technical information, know-how and data, including inventions (whether patentable or not), discoveries, trade secrets, specifications, formulae and other technology and biological, chemical, pharmacological, biochemical, toxicological, pharmaceutical, physical and preclinical and clinical data, to the extent exclusively relating to the use of the Substance in the Field and owned by Seller on the Agreement Date.

“Revenues” means any and all amounts payable to Buyer and its Affiliates by third parties to the extent attributable to sales of Substance or Products or to licensing, sale, assignment, transfer or other disposition of any documentation, market authorization or right for the manufacture, use, sale or other commercialization of the Substance or Products, directly or indirectly, such as, for instance, lump-sum payments, option fees, sales revenues, milestone payments, royalties and purchase price payments, when applicable through whatever legal structure Buyer and its Affiliates may choose, including without limitation selling or issuing shares in an Affiliate. To the extent that such amounts payable to Buyer constitute other than monetary compensation, including but not limited to shares, stock options, product rights and other remuneration in kind, then such non-monetary consideration shall be valued at fair market value and be deemed to be Revenues.

“Products” means any pharmaceutical product containing the Substance.

“Project” means Seller´s development of Products for use in the Field (Project KB9520 Cancer).

“Substance” means KB9520 and any substance related thereto claimed by the Transferring Intellectual Property and any metabolite, prodrug, hydrate, solvate, conjugate, salt, crystal form, ester, enantiomer, isomer or polymorph of the same and any derivative of any of these;

“Transferring Intellectual Property” means the patents and patent applications listed in Appendix 1 and any other intellectual property pertaining to the Know How to the extent exclusively relating to the use of the Substance in the Field and owned by Seller on the Agreement Date.

2.	Sale and Purchase

2.1	Sale and purchase

Seller shall sell and Buyer shall buy the Assets free from Encumbrances on the terms of this Agreement. Title to the Assets shall, subject to due performance by Buyer of its obligations under clause 3.2, pass to Buyer at Closing.

2.2	Excluded assets

Notwithstanding anything to the contrary in this Agreement Seller does not sell and Buyer does not buy any trademarks or tradenames of Seller (whether registered or not), any rights or assets outside of the Field or any right to, or right to use, any of the Assets outside of the Field.

2.3	Consideration

2.3.1	For the acquisition of the Assets Buyer shall pay the following Consideration to Seller:

(a)	MSEK 25, (twenty five million Swedish crowns) to be settled by an issue of shares to Seller as further stipulated in clause 3.2, and

(b)	royalties at the rate of 20% (twenty per cent) of Revenues.

2.3.2	VAT

If VAT should be chargeable on payments to be made to Seller under this Agreement Buyer shall pay the amounts of such VAT to Seller in addition, provided that Seller shall issue an appropriate VAT invoice for such purpose.

3.	Closing

3.1	Date and place of Closing

Closing shall take place on the Agreement Date at the office premises of Seller immediately following signing of this Agreement.

3.2	The Closing

3.2.1	Buyer shall procure that, at Closing (a) the board of directors of the Buyer, by utilizing the authorization given by the Buyer´s annual general meeting, resolves to increase the Buyer’s share capital by an issue of shares to the Seller of an aggregate value corresponding to the Consideration set forth in clause 2.3.1(a), (b) such resolution is filed for registration with the Swedish Companies Registration Office (Sw. Bolagsverket), and (c) the Buyer's bank is instructed to transfer the shares so issued to a VP account to be indicated by Seller in writing as soon as the new shares have been registered by the Swedish Companies Registration Office.

3.2.2	At Closing, Seller shall, (subject to due performance by Buyer of its obligations under clause 3.2.1) deliver to Buyer all Assets which are capable of transfer by delivery.

3.2.3	The shares issued under clause 3.2.1 shall be paid by set-off against Seller´s claim on the Buyer for payment of the Consideration under clause 2.3.1(a) by means of a set-off agreement (Sw. kvittningsavtal) in the form attached hereto as Appendix 2, which the Parties shall sign at Closing.

3.2.4	In determining the number of shares to be issued under clause 3.2.1, the value of each share shall be deemed to be the average closing market price of the Buyer's share quoted on Nasdaq Stockholm over the ten (10) business day trading period prior to and including the Agreement Date.

4.	Post-Closing Obligations

4.1	Communications and further Documents

4.1.1	For a period of one year Seller shall promptly pass to Buyer all material notices, correspondence, inquiries and other communications relating to the Assets which are received by Seller after the Agreement Date.

4.1.2	At Buyer´s request Seller shall execute and deliver such other documents and instruments as are reasonably necessary to consummate the transactions contemplated hereby.

5.	Royalties

5.1	Reports and Payments

5.1.1	Buyer shall pay royalties as set forth in clause 2.3.1(b) within thirty (30) calendar days after the first day of January, April, July and October of each year.

5.1.2	Simultaneously with the payments under clause 5.1 Buyer shall provide Seller with a written report with respect to the preceding calendar quarter stating (a) the amount of Revenues, specified in such detail as Seller shall require, (b) currency exchange rates used in determining the royalties, and (c) a calculation of the amount due to Seller.

5.1.3	Payments of royalties shall be made in immediately available funds in SEK to a bank account to be designated in writing by Seller. To the extent Revenues are accrued in currencies other than SEK, such Revenues shall be converted to SEK at the average daily rate of exchange for the applicable calendar quarter as published by Financial Times Europe edition.

5.1.4	All payments hereunder are exclusive of any taxes, fees or charges imposed by any national or local authority. In the event that any tax, duty or other levy is required to be withheld on account of royalties or other payments to be made to Seller hereunder, such amounts will be deducted from the amount of royalties or other payments due. Buyer will secure and send to Seller proof of any such taxes, duties or other levies withheld or paid by Buyer for the benefit of Seller, and cooperate with any request to ensure that amounts withheld or so paid are reduced to the fullest extent permitted by the relevant jurisdiction.

5.1.5	Any amount payable hereunder which is not paid on the due date shall bear interest according to the Swedish Interest Act.

5.2	Books and Records

Buyer shall, and shall cause its Affiliates to, keep true and accurate books and records in sufficient detail so that the royalties payable hereunder can be properly ascertained and, at the request of Seller, permit a recognized certified public accountant selected by Seller to have access during ordinary business hours upon reasonable notice to such books and records as may be necessary to determine the correctness of any report or payment made or to be made. Seller shall be responsible for the expenses for the certified public accountant, except that Buyer shall reimburse Seller such expenses if the accountant determines that the royalties payable to Seller are less than ninety-five percent of the amount actually owed for the period of the audit.

6.	EXCLUSION OF Warranties

Buyer confirms that it has undertaken such investigation, and has been provided with and evaluated such information, as Buyer deemed necessary to be able to make an informed and intelligent decision with respect to entering into this Agreement. Except as otherwise expressly stipulated herein, Buyer agrees to purchase the Assets "AS IS" and without relying on Section 19 of the Sale of Goods Act (Sw. Köplagen (1990:931)), which section shall not apply to the transactions contemplated hereby. Buyer accepts the Assets in the condition they are on the Agreement Date based upon its own examination and determination with respect thereto, and without reliance upon any express or implied representation or warranty made by or imputed to Seller by operation of the Sale of Goods Act (Sw. Köplagen (1990:931)), the International Sale of Goods Act (Sw. Lag (1987:822) om internationella köp), or any other statute, law or legal principle, and no action or omission by Seller shall be construed as implying any other representation or warranty. Without limiting the generality of the foregoing Seller makes no representation or warranty with respect to (i) merchantability, non-infringement or fitness for a particular purpose, (ii) intellectual property rights in and to recipes, formulas and manufacturing techniques (it being understood that such rights are held by third party manufacturers), (iii) any financial statement, projection or budget, any estimate in respect of future business opportunities, timing of trials and other activities, or (iv) safety, efficacy or other properties of the Substance, and Seller expressly disclaims any and all liability or obligation in respect of any of the foregoing.

7.	MISCELLANEOUS

7.1	Announcements

Neither Party shall issue any press release or make any public announcement regarding this Agreement or the transaction contemplated hereby without first having consulted the other Party.

7.2	Confidentiality

Each Party undertakes to keep confidential and not disclose any of the terms and conditions of this Agreement unless and to the extent such disclosure is required pursuant to applicable law or applicable stock exchange or recognised market place rules or regulations.

7.3	Assignment

Neither Party may assign its rights or obligations under this Agreement, in whole or in part, without the prior written consent of the other Party.

7.4	Whole agreement; Variations

This Agreement constitutes the whole agreement between the Parties relating to its subject matter and supersedes and extinguishes any prior promises, understandings and agreements, whether in writing or oral, relating to such subject matter. No variation of this Agreement shall be effective unless made in writing and signed by each of the Parties.

7.5	Costs

Except as otherwise expressly provided herein, each Party shall bear its own costs and expenses arising out of or in connection with the preparation, negotiation and implementation of this Agreement.

7.6	Term

Clause 5.1, clause 5.2, this clause 7 and clause 8 shall remain in full force and effect without limitation in time.

8.	law; DISPUTE

8.1	This Agreement shall be governed by Swedish law, except that the Swedish Sale of Goods Act (SFS 1990:931) and the International Sale of Goods Act (SFS 1987:822) shall not apply to the transactions contemplated hereby.

8.2	Any dispute, controversy or claim arising out of or in connection with this Agreement shall be finally settled by arbitration in accordance with the Rules of the Arbitration Institute of the Stockholm Chamber of Commerce. The place of arbitration shall be Stockholm, Sweden. The Parties agree that all arbitral proceedings will be kept confidential.

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SIGNATORIES

This Sale and Purchase Agreement has been duly executed by the Parties on the Agreement Date in two (2) copies of which the Parties have taken one each.

Oasmia Pharmaceutical AB	Karo Pharma AB

Appendix 1

Transferring Intellectual Property

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